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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Hyperion Collateralized Securities Fund, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Not Applicable.

(CUSIP Number)

Ellen Oster, Esq., 767 Fifth Avenue, New York, New York 10153, (212) 418-6126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

1.	NAME OF REPORTING PERSON GMAM Group Pension Trust I I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) 00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER () 8. SHARED VOTING POWER 10,000,000 shares. (See Item 5 below) 9. SOLE DISPOSITIVE POWER () 10. SHARED DISPOSITIVE POWER 10,000,000 shares. (See Item 5 below)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 shares. (See Item 5 below)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10,000,000 shares represent 99.9% of the issued and outstanding shares as of the date of filing.

14.	TYPE OF REPORTING PERSON (See Instructions) EP

Page 2 of 14 Pages

1.	NAME OF REPORTING PERSON General Motors Investment Management Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 382903925

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) 00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 10,000,000 shares. (See Item 5 below) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 10,000,000 shares. (See Item 5 below)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 shares. (See Item 5 below).

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10,000,000 shares represent 99.9% of the issued and outstanding shares as of the date of filing.

14.	TYPE OF REPORTING PERSON (See Instructions) IA, CO

Page 3 of 14 Pages

Item 1.    Security and Issuer

This Statement relates to shares of common stock, par value $0.01 per share (the “Shares”), of Hyperion Collateralized Securities Fund, Inc. (“Issuer” or “Fund”) with its principal executive offices at c/o Hyperion Capital Management, Inc., One Liberty Plaza, 165 Broadway, 36th Floor, New York, New York 10006-1404.

Item 2.    Identity and Background

(a) This Statement is filed by: GMAM Group Pension Trust I (the “Trust”), a trust formed pursuant to the laws of the State of New York under and for the benefit of certain employee benefit plans of General Motors Corporation (“GM”) (the “Plans”); and General Motors Investment Management Corporation, a Delaware corporation (“GMIMCo”), a wholly-owned subsidiary of GM which is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. GMIMCo is serving as investment manager with respect to the Shares and in that capacity has the sole power to direct State Street Bank and Trust Company, as Trustee for the Trust (the “Trustee”), as to voting and disposition of the Shares. Because of the Trustee’s limited role, beneficial ownership of the Shares by the Trustee is disclaimed. The Trust and GMIMCo are referred to herein as the “Reporting Persons.”

(b) The business address of the Trust is 1 Enterprise Drive, North Quincy, Massachusetts 02171. The business address of GMIMCo is 767 Fifth Avenue, New York, New York 10153. The business address of GM, a Delaware corporation engaged in automobile manufacturing, is 300 Renaissance Center, Detroit, Michigan 48265-3000.

(c) The assets of the Trust including the Shares are held by the Trustee. The Trustee maintains the assets of the Trust. GMIMCo, as the named fiduciary of the Plans, has the power to direct the voting and disposition of the Shares. GMIMCo’s principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM, its subsidiaries and unrelated employers, and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities.

Appendix A, which is incorporated herein by reference, sets forth the following information with respect to the executive officers and directors of each of GM and GMIMCo: (i) name, (ii) business address, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted.

(d) During the past five years, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any of the persons identified on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any of the persons identified on Appendix A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the best knowledge of GM, each of its executive officers and directors is a United States citizen, other than Percy N. Barnevik, who is a citizen of Sweden, and Eckhard Pfeiffer, who is a citizen of Germany. The Trust has no executive officers or directors. To the best knowledge of GMIMCo, each of its executive officers and directors is a United States citizen other than Duen-Li Kao, who is a citizen of Taiwan.

Page 4 of 14 Pages

Item 3.    Source and Amount of Funds or Other Consideration

The Trust has paid $100 million to the Fund in exchange for 10,000,000 shares of common stock (as described in Item 5). The source of the consideration is the assets of certain of the Plans.

Item 4.    Purpose of Transaction

The purpose of this transaction is to acquire an interest in a non-diversified closed-end management investment company whose investment objective is to provide high total return by investing predominantly in asset-backed securities and mortgage-backed securities. As of December 18, 2003, the Trustee managed for the benefit of the Trust an aggregate of 10,000,000 Shares, representing 99.9% of the 10,010,000 then issued and outstanding Shares.

Except for the proposed acquisition on January 2, 2004, of 5,000,000 shares of common stock of the Fund by GMAM Investment Funds Trust, a trust formed pursuant to the laws of the State of New York under and for the benefit of certain employee benefit plans, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person identified on Appendix A has any plans or proposals that would result in or relate to any of the transactions described in paragraph (a) through (j) of Item 4 of Schedule 13D.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include Shares and/or other securities of the Issuer in addition to those referred to in this Statement (“Additional Securities”). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of the Reporting Persons (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo). No information regarding any such holdings by such trusts under the Plans is contained in this Statement.

Item 5.    Interest in Securities of the Issuer

(a)-(b) On December 18, 2003, the Trustee managed for the benefit of the Trust an aggregate of 10,000,000 Shares, representing approximately 99.9% of the 10,010,000 then issued and outstanding Shares. As of the date of this Statement, each of the Trust, by virtue of its ownership of the Shares, and GMIMCo, by virtue of its shared voting and dispositive power over the Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) all Shares the Trust has and may acquire. Pursuant to Rule 13d-4, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such Person is, for the purposes for §§13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

Neither GM nor, to the best knowledge of the Reporting Persons, any of the persons named in Appendix A own beneficially (as that term is defined in Rule 13d-3 under the Act) any Shares.

(c) None of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person named in Appendix A has effected any transactions in the Shares during the past 60 days.

(d) GMIMCo as the named fiduciary of the Plans with respect to investments has the authority to direct the Trustee to make payments from the Trust (which may include dividends from or proceeds from the sale of Shares held by the Trust) to other trusts under the Plans and to other persons.

(e) Not applicable.

Page 5 of 14 Pages

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than a subscription agreement dated December 17, 2003 and the other agreements described in Item 4 or Item 5 above, there are no contracts, agreements, understandings, or relationships between GM, the Trust, or GMIMCo or, to the best of its knowledge, any executive officer or director of GM, the Trust, or GMIMCo and any other person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be filed as Exhibits

EXHIBIT 1 – Subscription Agreement dated December 17, 2003, between GMAM Group Pension Trust I and Hyperion Collateralized Securities Fund, Inc.

EXHIBIT 2 – Joint Filing Agreement dated December 29, 2003, between the Reporting Persons pursuant to Rule 13d-1(k) under the Act.

Page 6 of 14 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STATE STREET BANK AND TRUST COMPANY, as trustee for GMAM GROUP PENSION TRUST I (as directed by General Motors Investment Management Corporation)

By:	/s/ Michael Connors

Name: Michael Connors Title: Vice President

Date: December 29, 2003

Page 7 of 14 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Duen-Li Kao

Name: Duen-Li Kao Title: Managing Director, Global Fixed Income

Date: December 29, 2003

Page 8 of 14 Pages

EXHIBIT INDEX

EXHIBIT 1	Subscription Agreement dated December 17, 2003, between GMAM Group Pension Trust I and Hyperion Collateralized Securities Fund, Inc.

EXHIBIT 2	Joint Filing Agreement dated December 29, 2003 between the Reporting Persons pursuant to Rule 13d-1(k) under the Act.

Page 9 of 14 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 300 Renaissance Center, Detroit, Michigan 48265-3000.

NAME AND BUSINESS ADDRESS	POSITION WITH GM	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GM

Percy N. Barnevik	Director	Chairman, AstraZeneca PLC

John H. Bryan	Director

Armando M. Codina	Director	Chairman and Chief Executive Officer, Codina Group, Inc.

John M. Devine	Vice Chairman and Chief Financial Officer

George M. C. Fisher	Director

Thomas A. Gottschalk	Executive Vice President, Law and Public Policy and General Counsel

Karen Katen Pfizer Inc. 235 East 42nd Street New York, NY 10017-5755	Director	President, Pfizer Global Pharmaceuticals; Executive Vice President, Pfizer Inc.

Kent Kresa	Director

Alan G. Lafley	Director	Chairman, President and Chief Executive, The Procter & Gamble Company

Page 10 of 14 Pages

NAME AND BUSINESS ADDRESS	POSITION WITH GM	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GM

Philip A. Laskawy	Director

Robert A. Lutz	Vice Chairman of Product Development and Chairman of GM North America

E. Stanley O’Neal	Director	Chairman, Chief Executive and President, Merrill Lynch & Co., Inc.

Eckhard Pfeiffer	Director

G. Richard Wagoner, Jr.	Chairman and Chief Executive Officer

Page 11 of 14 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Investment Management Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

NAME AND BUSINESS ADDRESS	POSITION WITH GMIMCo	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GMIMCo

John W. deKlerk	Chief Financial Officer, Vice President and Treasurer

Thomas E. Dobrowski	Managing Director, Real Estate and Alternative Investments

Myra R. Drucker	Director and Chief Investment Officer, General Motors Trust Bank

Susan G. Ezrati	Vice President, Client Relations

Charles G. Froland	Managing Director, Private Market Investments

David F. Holstein	Managing Director, Global Equities

Paul F. Jock, II	Director and Vice President and General Counsel

Duen-Li Kao	Managing Director, Global Fixed Income

Michael E. Klehm	Director and Chief Operating Officer

R. James Kraus	Vice President, Human Resources

Patricia M. McDonald	Vice President, Corporate Governance & Secretary

B. Jack Miller	Director and Chief Investment Officer, Affiliated Funds

W. Allen Reed	Chairman of the Board of Directors and President and Chief Executive Officer

Edgar J. Sullivan	Managing Director, Absolute Return Strategies

Page 12 of 14 Pages

NAME AND BUSINESS ADDRESS	POSITION WITH GMIMCo	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GMIMCo

R. Charles Tschampion	Director and Managing Director, Investment Research and Defined Contribution Plans

Page 13 of 14 Pages